UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Solid Biosciences Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

83422E 105

(CUSIP Number)

c/o Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Names of Reporting Persons BCLS SB Investco, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 3,871,164 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 3,871,164 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,871,164 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.4%
14	Type of Reporting Person PN

CUSIP No. 83422E 105	13D/A	Page 3 of 6

This Amendment No. 1 to Schedule 13D relates to the Common Stock of Solid Biosciences Inc. and amends the initial statement on Schedule 13D filed by the Reporting Person on February 1, 2018 (the “Initial Statement” and, as further amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 2. Identity and Background

Item 2 of the Initial Statement is hereby amended and restated as follows:

(a) The Schedule 13D is being filed by BCLS SB Investco, LP, a Delaware limited partnership (the “Reporting Person”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), whose managers are Jeffrey Schwartz and Adam Koppel, is the general partner of Bain Capital Life Sciences Partners, LP, a Cayman exempted limited partnership (“BCLSP”), which is the general partner of the Reporting Person.

As a result, each of BCLSI, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.

(b) The principal business address of each of the Reporting Person, BCLSI, BCLSP, Mr. Schwartz and Dr. Koppel is 200 Clarendon Street, Boston, MA 02116.

(c) The Reporting Person, BCLSI and BCLSP are principally engaged in the business of investment in securities. Mr. Schwartz and Dr. Koppel are Managing Directors of BCLSI.

(d) During the last five years, none of the Reporting Person, BCLSI, BCLSP, Mr. Schwartz and Dr. Koppel have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person, BCLSI, BCLSP, Mr. Schwartz and Dr. Koppel have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person and BCLSI are organized under the laws of the State of Delaware. BCLSP is organized under the laws of the Cayman Islands. Mr. Schwartz and Dr. Koppel are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On July 25, 2019, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the investors identified on the signature pages thereto, including the Reporting Person (collectively, the “Investors”), pursuant to which the Reporting Person purchased from the Issuer on July 30, 2019 a total of 1,881,720 shares of Common Stock at a price per share of $4.65 for a total purchase price of $8,749,998 (the “Private Placement”). The Reporting Person used its own working capital to acquire such shares.

References to and the description of the Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, which is attached hereto as Exhibit C and incorporated by reference herein.

CUSIP No. 83422E 105	13D/A	Page 4 of 6

Item 4. Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

Resale Registration Rights Agreement

The Reporting Person, together with the other Investors, entered into a Registration Rights Agreement with the Issuer on July 25, 2019 (the “Resale Registration Rights Agreement”), which provides certain rights with respect to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the shares of Common Stock acquired through the Private Placement (the “Registrable Securities”).

References to and the description of the Resale Registration Rights Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Resale Registration Rights Agreement, which is attached hereto as Exhibit D and incorporated by reference herein.

Resale registration rights

The Issuer has agreed to file a registration statement covering the resale by the Investors of the Registrable Securities within 45 days following the closing of the Private Placement. The Issuer agreed to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable and to keep such registration statement effective until the date the shares of Common Stock covered by such registration statement have been sold or cease to be Registrable Securities.

In the event (i) the registration statement has not been filed within 45 days following the closing date, (ii) the registration statement is not declared effective prior to the earlier of (a) five business days after the date on which the Issuer is notified by the Securities and Exchange Commission (the “SEC”) that the registration statement will not be reviewed by the SEC staff or is not subject to further comment by the SEC staff, (b) the 90th day following the closing date, if the SEC staff determines not to review the registration statement, or (c) the 120th day following the closing date, if the SEC staff determines to review the registration statement, or (iii) after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to the registration statement for any reason, subject to certain limited exceptions, then the Issuer agreed to make pro rata payments to each Investor then holding Registrable Securities as liquidated damages in an amount equal to 1% of the aggregate amount invested by each such Investor in the Registrable Securities per 30-day period or pro rata for any portion thereof for each such month during which such event continues, subject to certain caps set forth in the Resale Registration Rights Agreement.

Fees; Indemnification

The Issuer is responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities.

The Issuer granted the Investors customary indemnification rights in connection with the registration statement. The Investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover page of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

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(a) - (c) As of July 30, 2019, the Reporting Person held 3,871,164 shares of Common Stock, representing approximately 8.4% of the Issuer’s outstanding shares of Common Stock. The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Person is based on 35,405,649 shares of Common Stock outstanding as of May 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, adjusted to give effect to the issuance of an aggregate of 10,607,525 shares of Common Stock in the Private Placement, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 26, 2019.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 7. Material to be filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit C	Securities Purchase Agreement, dated July 25, 2019, by and among the Issuer and the other parties thereto (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 26, 2019)

Exhibit D	Registration Rights Agreement, dated July 25, 2019, by and among the Issuer and the other parties thereto (incorporated by reference from Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 26, 2019)

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2019

BCLS SB Investco, LP

By: Bain Capital Life Sciences Partners, LP, its general partner

By: Bain Capital Life Sciences Investors, LLC, its general partner

By:	/s/ Adam Koppell
Name: Adam Koppell
Title: Managing Director